NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-28 DEC 1, 2006

Rubicon Minerals Corporation Announces Receipt of Final Court Order and Advance Tax Ruling in Connection with Plan of Arrangement

David W. Adamson, President and CEO of Rubicon Minerals Corporation (“Rubicon”) (RMX.TSX; RBY.AMEX) is pleased to announce that Rubicon has now received the Final Order from the Supreme Court of British Columba approving Rubicon’s Proposed Plan of Arrangement. Rubicon has also now received the advance tax ruling from Canada Revenue Agency with respect to certain tax aspects of the Arrangement.

With these two conditions satisfied, the main remaining conditions are the receipt of approvals from the TSX and AMEX regarding the Arrangement, and the receipt of conditional listing approvals from the TSX and the TSX Venture Exchange, respectively, for the listing of the shares of CopperCo Resource Corp. (which will change its name to Africo Resources Ltd. as part of the Arrangement) and Paragon Minerals Corporation.

Rubicon currently expects that the Arrangement will be completed in early December, assuming all conditions are satisfied. Rubicon will be providing further updates as matters progress.

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “shall”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding: Rubicon’s proposed Plan of Arrangement and in particular the completion thereof. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward -looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward -looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for Rubicon’s, Paragon’s, Africo’s and CopperCo’s proposed transactions, the availability of financing for Rubicon’s, Paragon’s, Africo’s and CopperCo’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.